SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)

                          (Amendment No. 1) (1)

    American Resources Offshore, Inc. (f/k/a American Resources of
                           Delaware, Inc.)
                          (Name of Issuer)

            Common Stock, par value $0.00001 per share
                   (Title of Class of Securities)

                          029626 U 30 8
                          (CUSIP Number)

                       David E. Schwartz, Esq.
                              Secretary
                          TECO Energy, Inc.
                              TECO Plaza
                      702 North Franklin Street
                         Tampa, Florida 33602
                            (813) 228-4111

                           with a copy to:

                        David R. Pokross, Jr.
                          Palmer & Dodge LLP
                          One Beacon Street
                          Boston, MA  02110
                          (617) 573-0100
 (Name, Address and Telephone Number of Persons Authorized to Receive
                     Notices and Communications)

                         January 1, 1999
       (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                   (Continued on following pages)

                         (Page 1 of 7 Pages)
_________________

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required  in the  remainder of  this cover   page
shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  02926 U 30 8        13D              Page 2 of 9 pages


1.   NAME OF REPORTING PERSON

          TECO Oil & Gas, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /__/
                                                       (b)  /__/
          Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e)                      /__/

          Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

                                   7.   SOLE VOTING POWER

     Number of                               2,137,777
     Shares
     Beneficially                  8.   SHARED VOTING POWER
     Owned By
     Each                                    0
     Reporting
     Person                        9.   SOLE DISPOSITIVE POWER

                                             2,137,777

                                   10.  SHARED DISPOSITIVE POWER

                                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               2,137,777

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                       /__/
               Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.9%





CUSIP No.  02926 U 30 8        13D              Page 3 of 9 pages


14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.  02926 U 30 8        13D              Page 4 of 9 pages


1.   NAME OF REPORTING PERSON

          TECO Energy, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /__/
                                                       (b)  /__/
          Not Applicable

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        /__/

          Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida

                              7.   SOLE VOTING POWER
     Number of
     Shares                                  2,137,777
     Beneficially
     Owned By                 8.   SHARED VOTING POWER
     Each
     Reporting                               0
     Person
                              9.   SOLE DISPOSITIVE POWER

                                        2,137,777

                              10.  SHARED DISPOSITIVE POWER

                                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,137,777

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                            /__/

          Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





CUSIP No.  02926 U 30 8        13D              Page 5 of 9 pages


          20.9%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.  02926 U 30 8        13D              Page 6 of 9 pages

     This Amendment No.1 amends and supplements the Statement on
Schedule 13D (the "Original Statement") filed by TECO Oil & Gas, Inc. ("TOG") and TECO Energy, Inc. ("TECO" ) with the United States Securities and Exchange Commission on October 8, 1998. Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

Item 1.Security and Issuer.

     Item 1 is amended by replacing the text of such item with the following paragraph:

     This Schedule 13D relates to the Common Stock, $0.00001 par value per share, of American Resources Offshore, Inc. (f/k/a American Resources of Delaware, Inc.) ("ARD"). The address of ARD's principal executive office is 160 Morgan Street, Versailles, Kentucky 40383.

Item 4.Purpose of Transaction.

     Item 4 is amended by replacing the second paragraph with the following paragraph:

     As an inducement to TOG to accept the Note, ARD and TOG entered into a warrant agreement (the "Warrant Agreement") granting TOG a common stock purchase warrant (the "Warrant"). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 2 and 3 hereto, respectively, and are by this reference incorporated herein. Because the Note was not paid in full by October 1, 1998, TOG acquired the right under the Warrant to purchase (i), at a price of $2.67 per share, 600,000 shares of ARD Common Stock, plus (ii), at a price of $0.0001 per share, additional shares of ARD Common Stock equal to ten percent of the shares of Common Stock outstanding on the date the Warrant is exercised. In addition, because the Note was not paid in full by January 1, 1999, TOG acquired the right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock outstanding on the date the Warrant is exercised. If the Note is not paid by April 1, 1999, TOG will acquire a right to purchase, at a price of $0.0001 per share, an additional five percent of the shares of ARD Common Stock outstanding on the date the Warrant is exercised. The Warrant expires on July 1, 1999.

Item 5.Interest in Securities of Issuer.

     Item 5 is amended by replacing the first paragraph with the following paragraph:

     (a) TOG beneficially owns approximately 2,137,777 shares of ARD Common Stock, consisting entirely of shares issuable under the Warrant described in Item 4. The Warrant became exercisable on October 1, 1998 for (i) 600,000 shares, plus (ii) ten percent of the shares of ARD Common Stock outstanding on the date the Warrant is exercised. The Warrant became exercisable on January 1, 1999 for an additional five percent of the shares of ARD Common Stock outstanding on the date the





CUSIP No.  02926 U 30 8        13D              Page 7 of 9 pages

Warrant is exercised. Therefore, it is currently exercisable for 600,000 shares plus fifteen percent of the shares of ARD Common Stock outstanding on the date the Warrant is exercised. Currently, such additional fifteen percent equals approximately 1,537,777 shares, based on 10,251,853 shares of ARD Common Stock outstanding on September 30, 1998 as reported in ARD's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. The aggregate total of 1,537,777 shares of ARD Common Stock beneficially owned by TOG represents 20.9% of the 10,251,853 shares of ARD Common Stock outstanding on September 30, 1998, computed in accordance with Rule 13d-3 of the Act. TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARD Common Stock beneficially owned by TOG.





CUSIP No.  02926 U 30 8        13D              Page 8 of 9 pages

                              SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                              January 4, 1999


                              TECO OIL & GAS, INC.


                              By:/s/ Royston K. Eustace
                                   Royston K. Eustace
                                   President


                              TECO ENERGY, INC.


                              By:/s/ Royston K. Eustace
                                Royston K. Eustace
                                Senior Vice President-Business
                                   Development





CUSIP No.  02926 U 30 8        13D             Page 9 of 9 pages

                             SCHEDULE I

     Schedule I is amended by adding the following individual as an executive officer of TECO Energy, Inc.:

     John B. Ramil
     President - Tampa Electric Company